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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[ X ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

Perper                  Alan                    B.
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   (Last)               (First)                 (Middle)

1700 Montgomery Street, Suite #250
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                                    (Street)

San Francisco            CA                     94111
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Point West Capital Corporation/PWCC

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

1997
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5. If Amendment, Date of Original (Month/Year)

2/98
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                                 President
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7. Individual or Joint/Group Reporting (check applicable line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock                          12/24/97       J(1)            317,665(1)  A      (1)      524,265        I         (2)
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*If the form is filed by more than one reporting person,
 see instruction 4(b)(v).
 ---

(Over)
SEC 2270 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee option     $3.438   11/17/97 A(3)      10,000       (3)      11/17/07 Common   10,000            10,000    D
 to buy                                                                        Stock
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Option (obligation  $1.375    5/6/97  J(4)       7,500       (4)       7/17/06 Common    7,500
 to sell                                                                       Stock
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Option (obligation  $1.375   12/17/97 J(4)       5,000       (4)      7/17/06  Common    5,000            15,000    D
 to sell                                                                       Stock
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Option (obligation  $3.438   11/17/97 J(5)      15,000       (5)      11/17/07 Common   15,000            15,000    D
 to sell                                                                       Stock

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Explanation of Responses:

(1) The Reporting Person, as a member of The Echelon Group of Companies, LLC ("Echelon"), was previously deemed to be an indirect beneficial owner of 1,588,324 shares (including these 317,665 shares) of the Issuer's common stock held by Echelon. On December 24, 1997, Echelon distributed to its members (including the Reporting Person) for no consideration all 1,588,324 shares of the Issuer's common stock previously held by Echelon in accordance with each members's respective ownership interest in Echelon. Immediately upon receipt of these 317,665 shares of the Issuer's common stock pursuant to such distribution from Echelon, the Reporting Person transferred these shares for no consideration to a revocable trust, of which he and his spouse are trustees.

(2) 317,665 in trust, and 206,600 as a member of a limited liability company.

(3) Reflects the grant of an employee option to purchase 10,000 shares of the Issuer's common stock, which vests at the rate of 2,000 shares on November 17, 1998, 1999, 2000, 2001 and 2002.

(4) On July 17, 1996, as previously reported, the Reporting Person granted to its employees covered call options to purchase 27,500 shares of the Issuer's common stock. On May 6, 1997 and December 17, 1997, options to purchase an agregate of 12,500 of those shares were canceled upon termination of the optionees' employment. The remaining options to purchase 15,000 shares continue to vest at the rate of 3,000 shares on February 14, 1997, 1998, 1999, 2000 and 2001.

(5) On November 17, 1997, the Reporting Person granted to its employees covered call options to purchase 15,000 shares of the Issuer's common stock.
    These options vest at the rate of 3,000 shares on November 17, 1998, 1999, 2000, 2001 and 2002.


/S/ Alan B. Perper                                            April 8, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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SEC 2270 (7-96)

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